Exhibit 99.1

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Minutes of the Board of Directors’ Meeting held on February 10, 2010
Paris, February 10, 2010 - The Board of Directors of Total met on February 10, 2010 under the chairmanship of Thierry Desmarest. It reviewed the Group’s accounts for the fourth quarter of 2009 and approved the 2009 consolidated financial statements, as well as the parent company financial statements and the proposed dividend to be submitted to the Annual Shareholders’ Meeting for approval.
This information will be disclosed in a press release issued at 8:00 Paris time on the morning of February 11, 2010.
The Board decided to ask shareholders at the Annual Meeting, to be held in Paris on May 21, 2010, to re-elect Thierry Desmarest and Thierry de Rudder to new three-year terms as directors.
The Board decided to ask shareholders at the May 21, 2010 Annual Meeting to elect Gunnar Brock, former Chief Executive Officer of Atlas Copco, to a three-year term as director of the Company and to elect a representative of employee shareholders to a similar term as director of the Company.
Moreover, the Board has agreed in principle to the attribution of stock grants in 2010 to all personnel within the limit of 25 shares per employee.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com